Exhibit 99.1

Ability Inc.

(“The Company”)

May 26, 2021

To:	The Israeli Securities Authority	The Tel Aviv Securities Exchange Ltd.
	www.isa.gov.il	www.tase.co.il

Immediate report on cash flow difficulties encountered by the Company and its subsidiaries (together: "the Company") in light of the COVID-19 outbreak crisis, and the Company's efforts to formulate a plan for this matter

Further to what is stated in sections 1.2.5, and 27.1 of the first part of the periodic report for 2020, which was published on March 29, 2021 (reference number: 2020-01-049623) ("the Periodic Report"), regarding the effect of the Corona virus crisis on the Company's operations ("COVID-19 Outbreak Crisis"), and as stated in the auditor’s report and in note 1.d. of the consolidated financial statements as of December 31, 2020 regarding the Company’s going concern notice, the Company hereby reports that in light of the realization of some of the risks listed in section 27 of the first part of the Periodic Report, and in particular the effects of the COVID-19 Outbreak Crisis on the Company's operations, the Company is experiencing cash flow difficulties.

Accordingly, the Company's Board of Directors received an overview from the Company's management on its financial and business status and examined together with the Company's management and its legal counsels the alternatives for continuing its ongoing operations. In light of the overview, the Company's Board of Directors noted that the Company’s cash flow difficulties require immediate action.

The Board of Directors instructed the Company's management to continue examining alternatives for the continuation of the Company's ongoing operations, which include among other things, paying salaries to its employees and repaying its debts to suppliers and service providers. The above mentioned may be achieved by obtaining sources of financing.

Furthermore, the Board of Directors decided that the Company’s management will urgently formulate a plan of which its goals include among others; examining alternatives for the continuation of the Company’s operations as a going concern by establishing a new activity and / or formulating a settlement and recovery plan for the Company while negotiating with the Company's creditors and other parties in order to reduce its debts and improve its liquidity with the consultation and assistance of entities that specialize in corporate rehabilitation.

Additionally, the Company is examining the various options for formulating a settlement and a recovery plan for the Company in accordance with the provisions of the Israeli Insolvency and Economic Rehabilitation Law, 2018.

Sincerely,

Ability Inc.

Signed by:

Anatoly Hurgin, CEO